EXHIBIT 99.1

Endeavour Silver Continues to Intersect High-Grade Mineralization at the Guanacevi Mine including 3.43 g/t Gold and 1,265 g/t Silver for 1,540 g/t Silver Equivalents over 2.2 metres

VANCOUVER, British Columbia, Oct. 18, 2023 (GLOBE NEWSWIRE) --  Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) (“Endeavour” or the “Company”) is pleased to report positive drill results from its ongoing drill program at the Guanacevi Mine in Durango state, Mexico. Drilling continues along the prolific Santa Cruz vein in two areas (view Santa Cruz vein longitudinal section), with the objective to convert, expand, and discover new resources.

The 2023 drill program has continued to focus on the El Curso - Alondra properties, establishing lateral and vertical extensions of the mineralized zone towards Porvenir Cuatro and continued testing the deep northwest extension of the Porvenir Dos orebody. The exploration and exploitation rights to the El Curso and Alondra properties were obtained in 2019 and 2021, respectively from Ocampo Mining S.A. de CV. and have become an integral contributor to the operation.

“These encouraging drill results expand our knowledge as we continue to push the boundaries of the mineralized horizons along the Santa Cruz vein. Given the widths and grades of the intersections near existing development, this work is expected continue Guanacevi’s history of growth and reserve replacement,” stated Dan Dickson, Chief Executive Officer. “We’ve been mining in this area for nearly 20 years, and the prolific Santa Cruz region remains prospective and is expected to contribute to our strong production profile for years to come.”

Highlights from Recent El Curso Drill Results

  1.09 gpt Au and 384 gpt Ag for 471 gpt AgEq over a 5.6 m ETW, including 4.33 gpt Au and 1,730 gpt Ag for 2,076 gpt AgEq (UCM-117)

  3.43 gpt Au and 1,265 gpt Ag for 1,540 AgEq over a 2.2 m ETW, including 6.99 gpt Au and 3,480 gpt Ag for 4,039 AgEq (UCM-120)

  1.40 gpt Au and 265 gpt Ag for 378 gpt AgEq over a 3.2 m ETW (UCM-123)

  2.77 gpt Au and 859 gpt Ag for 1,080 gpt AgEq over a 3.4 m ETW, including 8.22 gpt Au and 2,610 Ag for 3,268 gpt AgEq (UCM-125)

Highlights from Recent Porvenir Dos Drill Results

  1.08 gpt Au and 657 gpt Ag for 743 gpt AgEq over a 3.5 m ETW, including 3.24 gpt Au and 4,090 Ag for 4,349 gpt AgEq (APD-13)

  1.15 gpt Au and 414 gpt Ag for 506 gpt AgEq over a 2.8 m ETW, including 3.45 gpt Au and 1,170 Ag for 1,446 gpt AgEq (APD-23)

Abbreviations include: gpt: grams per tonne; Au: gold; Ag: silver; ETW: estimated true width; m: metre; HW: hanging wall. Silver equivalents are calculated at a ratio of 80:1 silver:gold.

Drilling Context

Within the El Curso concessions, 18 new holes have been completed totaling 3,162 metres. The program targeted two areas. Underground drilling along strike in the Porvenir Cuatro area targeted the southeast edge of and outside mineral resources. Underground drilling to the north end of El Curso (UCM124-127) located proximal to existing development, returned very high intercepts. Most of the holes had grades and widths that are above the resource cut off assumptions and are expected to convert to reserves.

Near Porvenir Dos, on the Alondra concessions, 19 new holes have been completed totalling 5,854 metres. While not currently included in the Company’s Mineral Resources, Porvenir Dos is a former underground mine that we closed in 2013. Drilling has returned high grade intercepts and represents another opportunity to grow our resource base. The deposit is extending down dip on the northwest edge of the mineralized horizon. Endeavour plans to continue drilling towards the northwest to test continuity with the objective to access ore from development advancing between the El Curso and Porvenir Dos areas that would eventually be connected.

Latest Drill Results

The Guanacevi drill results are summarized in the following tables:

Guanacevi – Santa Cruz Vein - El Curso

Hole	Structure	From	To	True Width	Au	Ag	AgEq
		(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
UCM-114	Santa Cruz	137.50	140.60	1.57	0.68	196	250
UCM-115	Santa Cruz	153.85	156.00	0.98	0.33	77	103
UCM-116	Santa Cruz	167.50	170.40	1.27	0.41	160	192
UCM-117	Santa Cruz	150.45	161.90	5.64	1.09	384	471
	Including	151.45	152.20	0.37	4.33	1,730	2,076
UCM-118	Santa Cruz	124.10	126.70	1.08	1.30	479	582
UCM-119	Santa Cruz	274.70	281.70	1.69	3.22	660	917
	including	276.00	276.85	0.21	14.55	2,780	3,944
UCM-120	Santa Cruz	183.55	190.85	2.20	3.43	1,265	1,540
	Including	187.70	188.40	0.21	6.99	3,480	4,039
UCM-121	Santa Cruz	162.60	167.10	2.11	0.26	195	216
UCM-122	Santa Cruz	168.05	171.15	1.46	0.33	248	274
UCM-123	Santa Cruz	181.50	189.85	3.20	1.40	265	378
UCM-124	Santa Cruz	69.10	70.95	1.39	1.74	704	844
	Including	69.10	69.95	0.64	2.79	1,140	1,363
UCM-125	Santa Cruz	82.30	87.10	3.42	2.77	859	1,080
	Including	86.20	87.10	0.64	8.22	2,610	3,268
UCM-126	Santa Cruz	72.15	78.00	3.52	1.65	657	789
	Including	77.10	78.00	0.54	4.02	1,680	2,002
UCM-127	Santa Cruz	112.45	118.40	2.28	0.86	415	484

Drill holes UCM-112 , UCM-113, UCM-128 and UCM-129 returned no significant results

Guanacevi – Santa Cruz Vein - Porvenir Dos

Hole	Structure	From	To	True Width	Au	Ag	AgEq
		(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
APD-09	Santa Cruz	379.20	382.80	1.20	0.27	109	130
APD-11	Santa Cruz	273.55	277.75	2.13	0.72	274	331
APD-12	Santa Cruz	226.80	229.10	1.25	0.81	208	272
APD-13	Santa Cruz	242.55	249.50	3.47	1.08	657	743
	Including	243.40	243.80	0.20	3.24	4,090	4,349
APD-20	Santa Cruz	282.30	286.75	1.81	0.66	473	526
APD-23	Santa Cruz	172.55	177.20	2.77	1.15	414	506
	Including	173.20	173.95	0.45	3.45	1,170	1,446
APD-24	Santa Cruz	213.60	216.60	1.55	1,681	672	806
	Including	215.55	216.05	0.26	1.89	1,630	1,781
APD-25	Santa Cruz	254.80	257.05	1.00	0.58	288	335
APD-27	Santa Cruz	288.25	291.00	1.18	0.41	199	232

Drill holes APD-10, APD-14, APD-15, APD-16, APD-17, APD-18, APD-19, APD-21, APD-22, and APD-26 returned no significant results

Notes to Tables

  Silver equivalents are calculated at a ratio of 80:1 silver:gold.
  All widths are estimated true widths.
  No capping has been applied but high-grade intervals have been highlighted.

Qualified Person and Quality Assurance/Quality Control - Dale Mah, P.Geo., Vice President, Corporate Development of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in this news release. A quality control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS Labs, where they are dried, crushed, split and 250-gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to achieve its goal of becoming a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information:

Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com
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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2023, estimates of mineral assay results, contributions to resource growth and future production, changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the reliability of mineral assay estimates, changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2023, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.